                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               FASTENAL COMPANY
                      ------------------------------------
                                (Name of Issuer)

                                 Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                  311900 10 4
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745                       Page 1 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 311900 10 4             13G                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen M. Slaggie

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,088,972

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          152,700
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,088,972

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          152,700
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
 9
      2,241,672
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages
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Item 1(a).     Name of Issuer:
------------------------------

               Fastenal Company

Item 1(b).     Address of Issuer's Principal Executive Offices:
---------------------------------------------------------------

               2001 Theurer Boulevard
               Winona, Minnesota 55987

Item 2(a).     Name of Person Filing:
-------------------------------------

               This filing is made by Stephen M. Slaggie.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
---------------------------------------------------------------------------

               Stephen M. Slaggie
               Fastenal Company
               2001 Theurer Boulevard
               Winona, Minnesota 55987

Item 2(c).     Citizenship:
---------------------------

               Stephen M. Slaggie is a citizen of the United States.

Item 2(d).     Title of Class of Securities:
--------------------------------------------

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:
----------------------------

               311900 10 4

Item 3.        If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b),
-----------------------------------------------------------------------------
               check whether the person filing is a:
               -------------------------------------

               Not Applicable

(a)  [ ]  Broker or Dealer registered under Section 15 of the Act

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

(c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act


                               Page 3 of 6 Pages
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(d)  [ ]  Investment Company registered under Section 8 of the Investment
          Company Act

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

(h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.   Ownership:
--------------------

(a)  Amount beneficially owned:  2,241,672

(b)  Percent of class:  5.9%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct
           the vote ............................  2,088,972

     (ii)  shared power to vote or to direct
           the vote ............................    152,700

     (iii) sole power to dispose or to direct
           the disposition of ..................  2,088,972

     (iv)  shared power to dispose or to direct
           the disposition of ..................    152,700


     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.   Ownership of Five Percent or Less of a Class:
-------------------------------------------------------

          Not Applicable



                               Page 4 of 6 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
--------------------------------------------------------------------------

     The shares listed in Item 4 include (i) 120,000 shares held by the reporting person's wife, (ii) an aggregate of 32,700 shares held by an adult child of the reporting person or by the reporting person as custodian for that child, (iii) 32,700 shares held by the reporting person as custodian for a minor child of the reporting person, and (iv) an aggregate of 32,000 shares held by Hiawatha Education Foundation, a Minnesota non-profit corporation of which the reporting person is a director and member, or its wholly-owned subsidiary, of which the reporting person is a director (collectively the "Foundation"). The reporting person disclaims beneficial ownership of all such shares. The reporting person's wife has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by her. The reporting person's adult child has the right to receive and power to direct the receipt of dividends from, and proceeds of the sale of, the shares held by her or by the reporting person as custodian for her. The reporting person has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by him as custodian for his minor child until such child reaches the appropriate age of majority. Upon reaching the appropriate age, such child will have the right to receive and the power to direct the receipt of such dividends and proceeds. The Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it.
     The Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Foundation. The shares held by the Foundation were donated to it by directors and members of the Foundation. The Foundation plans to sell the shares held by it in the open market and use the proceeds for charitable purposes.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable

Item 8.    Identification and Classification of Members of the Group:
--------------------------------------------------------------------

     Not Applicable

Item 9.    Notice of Dissolution of Group:
-----------------------------------------

     Not Applicable

Item 10.    Certification:
-------------------------

     Not Applicable


                               Page 5 of 6 pages

Signature:
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       2-12-96
                                       ------------------------------
                                       Date



                                       /s/ STEPHEN M. SLAGGIE
                                       ------------------------------
                                       Stephen M. Slaggie



                               Page 6 of 6 pages